Issuer Free Writing Prospectus

January 25, 2013

Filed pursuant to Rule 433

Registration No. 333- 170598

Supplementing the

Preliminary Prospectus Supplements dated January 24, 2013

(To Prospectus dated November 12, 2010)

Ship Finance International Limited

Concurrent Offerings of

$350,000,000 aggregate principal amount of

3.25% Convertible Senior Notes due 2018

(the “Notes Offering”)

and

Up to 6,060,606 Common Shares

Borrowed Pursuant to a Share Lending Agreement

(the “Borrowed Common Shares Offering”)

The information in this free writing prospectus relates only to the Notes Offering by the Issuer of $350,000,000 aggregate principal amount of the Issuer’s 3.25% Convertible Senior Notes due 2018 (the “Notes”) and the Borrowed Common Shares Offering by the share borrower of the Issuer’s common shares, par value $1.00 per share, and should be read together with (1) the preliminary prospectus supplement dated January 24, 2013 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated November 12, 2010 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated January 24, 2013 relating to the Borrowed Common Shares Offering (the “Borrowed Common Shares Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Borrowed Common Shares Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Notes Preliminary Prospectus Supplement or the Borrowed Common Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer

Issuer:	Ship Finance International Limited, a Bermuda exempted company (“Ship Finance”)

Ticker/Exchange:	SFL/ The New York Stock Exchange (“NYSE”)

Last Reported Sale Price per Common Share on January 24, 2013:	$17.52 per common share

The Notes Offering

Title of Securities:	3.25% Convertible Senior Notes due 2018 (the “Notes”)

Aggregate Principal Amount Offered:	$350,000,000

Deal Size:	The aggregate principal amount of Notes offered in this offering has been increased from $250 million to $350 million

Maturity:	February 1, 2018, unless earlier repurchased, redeemed or converted. At maturity, the Issuer will pay the principal amount per note plus accrued and unpaid interest in whole in cash, or in part in cash and in part in common shares, at its election, as described in the Notes Preliminary Prospectus Supplement

Issue Price:	100%

Interest:	3.25% per year. Interest will accrue from January 30, 2013 and will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2013

Reference Price:	$16.50 per common share (which is the public offering price of the fixed-price borrowed shares in the concurrent Borrowed Common Shares Offering)

Initial Conversion Price (subject to adjustment):	$21.9450 per common share

Conversion Premium:	Approximately 33.0% above the Reference Price in the Borrowed Common Shares Offering

Underwriting Discounts and Commissions per Note:	Approximately $14.29

Aggregate Underwriting Discounts and Commissions:	$5,000,000

Offering Expenses, in aggregate, for the Notes Offering and the Borrowed Common Share Offering (estimated):	$900,000, including $170,000 of legal expenses of the underwriters

Net Proceeds (estimated):

We estimate that the net proceeds from the Notes Offering will be approximately $344.1 million, after deducting the underwriters’ discounts and commissions and estimated fees and expenses payable by us. We intend to use:

•       Approximately $225.0 million to redeem or repurchase in the open market, in negotiated transactions or otherwise, all of the outstanding 8.5% Senior Notes due 2013; and

•       Approximately $119.1 million for general corporate purposes, including working capital

Notes CUSIP:	G81075 AE6

Notes ISIN:	USG81075AE63

Pricing Date:	January 25, 2013

Settlement Date:	January 30, 2013

Joint Book-Running Managers:	Deutsche Bank Securities Inc. and ABG Sundal Collier, Inc.

The Borrowed Common Shares Offering

Number of Total Borrowed Common Shares Offered:	Up to 6,060,606 common shares

Number of Fixed-Price Borrowed Common Shares Offered:	4,242,424 common shares

Number of Borrowed Common Shares to be subsequent sold at prevailing market prices at the time of sale or at negotiated prices:	Up to 1,818,182 common shares

Common Shares Outstanding Before and Following this Offering:	85,250,000 common shares

Initial Public Offering Price of Fixed-Price Borrowed Shares:	$16.50 per common share

Underwriting Discounts and Commissions per Share:	$0

Proceeds:	The share borrower will receive all of the proceeds from the Borrowed Common Shares Offering.

Common Share CUSIP:	G81075106

Pricing Date:	January 25, 2013

Settlement Date:	January 30, 2013

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Structuring Fee:	The Issuer will pay Deutsche Bank Securities Inc. a $2.0 million structuring fee

CAPITALIZATION

The following table sets forth our capitalization (as defined below) as of September 30, 2012:

•	on an actual basis;

•

on an adjusted basis giving effect to gross proceeds to us of $89.3 million from the issuance of 6,000,000 common shares in an underwritten public offering; gross proceeds to us of $105.4 million from the issuance of the NOK600 million aggregate principal amount senior unsecured bond due 2017; gross proceeds of $53.2 million from the secured term loan facility relating to two car carriers; the early repayment of $66.0 million of debt related to two secured term loan facilities in advance of the regularly scheduled payment date in January 2013; the purchase of $51.4 million of our 8.5% Senior Notes due 2013; and dividend payments of $66.5 million on December 28, 2012; and

•	as further adjusted for this offering and the application of the proceeds therefrom.

There have been no other significant adjustments to our capitalization since September 30, 2012. This table should be read in conjunction with the section of this prospectus supplement entitled “Use of Proceeds,” the unaudited condensed consolidated financial statements and the related notes for the nine months ended September 30, 2012, included in our report on Form 6-K filed with the Commission on January 24, 2013 and incorporated by reference herein, and the consolidated financial statements and related notes included in our annual report for the year ended December 31, 2011 on Form 20-F filed with the Commission on April 27, 2012 and incorporated by reference herein.

	September 30, 2012
(In thousands of U.S. dollars)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$66,818	$130,780	$258,014

Debt (Principal balance):
Secured Bank Debt	$1,375,075	$1,362,275	$1,362,275
8.5% Senior Notes due 2013	274,209	222,766	0
NOK500 Million Senior Unsecured Bonds due 2014	76,247	76,247	76,247
NOK600 Million Senior Unsecured Bonds due 2017	—	105,375	105,375
3.75% Senior Unsecured Convertible Notes due 2016	125,000	125,000	125,000
3.25% Senior Unsecured Convertible Notes due 2018 offered hereby (1)	—	—	350,000

Total debt (2)	$1,850,531	$1,891,663	$2,018,897

Shareholders’ equity (3)	$909,380	$932,210	$932,210

Total capitalization (4)	$2,693,093	$2,693,093	$2,693,093

(1)	Disclosed at face value, subject to a final accounting determination following the completion of this offering.

(2)	The total debt numbers do not include $1.262 billion in debt held in our associated subsidiaries the majority of which is non-recourse to us.

(3)	125,000,000 common shares authorized par value $1.00 per share; as of September 30, 2012, 79,225,000 common shares issued and outstanding on an actual basis; 85,250,000 common shares issued and outstanding on an as adjusted and as further adjusted basis; no new common shares will be issued in the concurrent offering; does not reflect the issuance of any common shares upon conversion of the notes offered hereby or the 3.75% Senior Unsecured Convertible Notes due 2016.

(4)	The total capitalization equals total debt plus shareholders’ equity less cash and cash equivalents.

Ship Finance has filed a registration statement, as well as preliminary prospectus supplements and the accompanying prospectus, with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplements and the accompanying prospectus and other documents Ship Finance has filed with the SEC for more complete information about Ship Finance and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Ship Finance, the underwriters or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, telephone: +1 800 503 4611 (with respect to the offerings of the Notes and the Common Shares), or ABG Sundal Collier Inc., 535 Madison Avenue, 17th Floor, New York, NY 10022, telephone: +1 212 605 3800 (with respect to the offering of the Notes).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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